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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 1)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            PETROGLYPH ENERGY, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   71649C101
                                 (CUSIP NUMBER)

                              RICHARD L. COVINGTON
                          777 MAIN STREET, SUITE 2250
                            FORT WORTH, TEXAS 76102
                                 (817) 338-9235
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                AUGUST 18, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 71649C101             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                  R. Gamble Baldwin
-------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                             (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)                     OO (SEE ITEM 3)
-------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization

             R. Gamble Baldwin is a citizen of the United States of America.
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      Number of                    (7)      Sole Voting Power                 0
                                   --------------------------------------------
      Shares
      Beneficially                 (8)      Shared Voting Power               0
                                   --------------------------------------------
      Owned by
      Each                         (9)      Sole Dispositive Power            0
                                   --------------------------------------------
      Reporting
      Person With                  (10)     Shared Dispositive Power          0
                                   --------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person         0
-------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                          [ ]
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(13)     Percent of Class Represented by Amount in Row (11)                  0%
-------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)                         IN
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ITEM 1. SECURITY AND ISSUER.

         No modification.

ITEM 2. IDENTITY AND BACKGROUND.

         No modification.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No modification.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 has been amended by adding the following:

         Effective August 18, 1999, Mr. Baldwin and the Partnership sold all of the 17,407 shares and 1,137,883 shares, respectively, of Common Stock owned by them.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 has been amended as follows:

         (a) Mr. Baldwin is the beneficial owner of zero shares (and thus zero percent) of the Common Stock.

         (b) Mr. Baldwin has the power to vote or direct the vote or to dispose or direct the disposition of zero shares of Common Stock.

         (e) Mr. Baldwin ceased to be the owner of more than five percent (5%) of the shares of Common Stock effective August 18, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         No Modification.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         No Modification.



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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 23, 1999

                               /s/ R. GAMBLE BALDWIN
                               ----------------------------------
                               R. Gamble Baldwin



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